Exhibit 99.1

To Eligible Participants,

We are pleased to announce the approval of a voluntary, one-time stock option for stock option exchange program for certain eligible employees and directors (Option Exchange Program). The Option Exchange Program was previously approved by our Board of Directors, and was recently approved by our stockholders at the 2019 Annual Meeting of Stockholders held on August 5, 2019.

The Option Exchange Program may be available to you if you are a current employee and hold Endologix stock options with an exercise price of $20.00 or greater.

This is a unique opportunity for you to consider exchanging certain stock options you have been granted that are currently “underwater” (i.e., the exercise price of the stock option is higher than the current market price of our common stock) for a lesser number of new stock options that will have an exercise price equal to the closing price of our common stock on the grant date. The new stock options issued in the exchange will vest in three equal annual installments over a three-year period beginning on the grant date.

We anticipate the Option Exchange Program will commence the week of August 12, 2019 and close the week of September 9, 2019, although our Board of Directors reserves the right to adjust the timing.

You will be given the opportunity to attend one or more education and information sessions on the Option Exchange Program, which are expected to be scheduled for the week of August 12, 2019. During these sessions, we will discuss important details about the Option Exchange Program, including the specific terms of the program and how to participate. Following these sessions, you will have until the close of the Option Exchange Program to decide if you wish to participate.

Your participation in the Option Exchange Program is completely voluntary. You are not obligated to participate in the Option Exchange Program and any stock options you do not elect to tender in exchange for new options will not be cancelled and will remain outstanding on their current terms. You may want to consult with your legal or financial advisor before deciding whether to participate.

We look forward to sharing more details about the Option Exchange Program with you in the next few days. Please be looking for your personal invitation to the education and information sessions, which will be sent from Reyna Fernandez, Chief Human Resources Officer.

Best Regards,

John Onopchenko

Chief Executive Officer

The Option Exchange Program has not yet commenced and will only be made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission (SEC) and sent to eligible option holders. At the time the Option Exchange Program begins, Endologix will provide eligible option holders with written materials explaining the terms of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. Endologix will also file these written materials with the SEC as part of a Tender Offer Statement upon commencement of the Option Exchange Program. Endologix’s stockholders and eligible option holders will be able to obtain these tender offer documents, as well as other documents Endologix files with the SEC, free of charge at www.sec.gov or by contacting Endologix’s Corporate Secretary at Endologix, Inc., 2 Musick, Irvine, California 92618, (949-595-7200). In addition, eligible option holders may obtain copies of the tender offer documents by visiting the OEP website located at: http://www.endologix.compintelligence.com.